SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options Under
Universal Access, Inc. Amended 1998 Employee Stock Option Plan and
Universal Access, Inc. 1999 Stock Plan
to Purchase Common Stock, Par Value $.01 Per Share, of Universal Access Global Holdings Inc.,
Having an Exercise Price of at Least $2.50
(Title of Class of Securities)

902580 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Scott D. Fehlan
General Counsel and Secretary
Universal Access Global Holdings Inc.
233 South Wacker Drive, Suite 600
Chicago, Illinois 60606
(312) 660-5000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing person)

COPY TO:
Scott D. Miller
Sullivan & Cromwell
1870 Embarcadero Road
Palo Alto, California 94303
(650) 461-5600

CALCULATION OF FILING FEE

TRANSACTION VALUATION* $1,838,481.60	AMOUNT OF FILING FEE $407.00

*     Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,830,170 shares of common stock of Universal Access Global Holdings Inc. having a weighted average exercise price of $8.53 as of October 30, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not applicable. Not applicable.

Filing party: Date filed:	Not applicable. Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [_] going-private transaction subject to Rule 13e-3. [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  [_]

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated November 5, 2001 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Universal Access Global Holdings Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 233 South Wacker Drive, Suite 600, Chicago, Illinois 60606. The Company’s phone number is (312) 660-5000. The information set forth in the Offer to Exchange under Section 9 (“Information About UAXS”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Universal Access, Inc. 1999 Stock Plan (the “1999 Plan”) and the Universal Access, Inc. Amended 1998 Employee Stock Option Plan (the “1998 Plan” and, together with the 1999 Plan, the “Plans”) to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price of at least $2.50, for restricted shares of Common Stock (the “Restricted Stock”) to be granted under the 1999 Plan upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). As of October 25, 2001, in the aggregate, there were 4,229,760 shares of Common Stock underlying options issued under the Plans covered in this Offer. The number of shares of Restricted Stock to be granted to each option holder will be equal to the number of shares of Common Stock underlying the options elected to be exchanged by the option holder and accepted for exchange subject to a maximum number of 7,500 shares of restricted stock per employee that will be exchanged for options granted in December 2000 at an exercise price of $10.56 per share. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Shares of Restricted Stock; Expiration Date”), Section 5 (“Acceptance of Options for Exchange, Cancellation and Issuance of Restricted Stock”) and Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Shares of Restricted Stock; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Change in Election; Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange, Cancellation and Issuance of Restricted Stock”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The 1999 Plan attached hereto as Exhibit (d)(1), the 1998 Plan attached hereto as Exhibit (d)(2), the Form of Option Agreement pursuant to the 1999 Plan attached hereto as Exhibit (d)(3), the Form of Notice of

Stock Option Grant pursuant to the 1999 Plan attached hereto as Exhibit (d)(4), the Form of Option Agreement pursuant to the 1998 Plan attached hereto as Exhibit (d)(5), and the Form of Restricted Stock Agreement attached hereto as Exhibit (d)(6) contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange, Cancellation and Issuance of Restricted Stock”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 9 (“Information About UAXS”) is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.
(c) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors, Officers and the Company; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange under Section 9 (“Information About UAXS”) and Section 16 (“Additional Information”), pages 37 through 62 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 3 through 8 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference. The information required by Item 1010(a)(3) of Regulation M-A promulgated under the Securities Exchange Act of 1934, amended, is not applicable. The book value per share of Common Stock as of June 30, 2001 was $1.65.

(b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.  EXHIBITS.

(a) (1) Offer to Exchange dated November 5, 2001.
(2) Form of Letter of Transmittal.
(3) Summary of Proposed Stock Option Exchange.
(4) Universal Access, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2001 and incorporated herein by reference.

(5) Universal Access Global Holdings Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the SEC on August 14, 2001 and incorporated herein by reference.
(6) Universal Access Global Holdings Inc. Press Release dated October 30, 2001.
(b) Not applicable.
(c) Not applicable.
(d) (1) Universal Access, Inc. 1999 Stock Plan filed with the SEC on December 17, 1999 as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(2) Universal Access, Inc. Amended 1998 Employee Stock Option Plan filed with the SEC on December 17, 1999 as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(3) Form of Option Agreement pursuant to the Universal Access, Inc. 1999 Stock Plan filed with the SEC on December 17, 1999 as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(4) Form of Notice of Stock Option Grant pursuant to the Universal Access, Inc. 1999 Stock Plan.
(5) Form of Option Agreement pursuant to the Universal Access, Inc. Amended 1998 Employee Stock Option Plan filed with the SEC on December 17, 1999 as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(6) Form of Restricted Stock Agreement pursuant to the Universal Access, Inc. 1999 Stock Plan.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Universal Access Global Holdings Inc.
By:	/s/ Robert M. Brown

	Name: Title:	Robert M. Brown Chief Financial Officer

Date: October 30, 2001

INDEX TO EXHIBITS

ITEM 14.  EXHIBITS.

Exhibit Number	Description
(a)(1)	—	Offer to Exchange dated November 5, 2001.
(a)(2)	—	Form of Letter of Transmittal.
(a)(3)	—	Summary of Proposed Stock Option Exchange.
(a)(4)	—	Universal Access, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on March 29, 2001 and incorporated herein by reference.
(a)(5)	—	Universal Access Global Holdings Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the SEC on August 14, 2001 and incorporated herein by reference.
(a)(6)	—	Universal Access Global Holdings Inc. Press Release dated October 30, 2001.
(d)(1)	—	Universal Access, Inc. 1999 Stock Plan filed with the SEC on December 17, 1999 as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(d)(2)	—	Universal Access, Inc. Amended 1998 Employee Stock Option Plan filed with the SEC on December 17, 1999 as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(d)(3)	—	Form of Option Agreement pursuant to the Universal Access, Inc. 1999 Stock Plan filed with the SEC on December 17, 1999 as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(d)(4)	—	Form of Notice of Stock Option Grant pursuant to the Universal Access, Inc. 1999 Stock Plan.
(d)(5)	—	Form of Option Agreement pursuant to the Universal Access, Inc. Amended 1998 Employee Stock Option Plan filed with the SEC on December 17, 1999 as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-93039) and incorporated herein by reference.

(d)(6)	—	Form of Restricted Stock Agreement pursuant to the Universal Access, Inc. 1999 Stock Plan.